Mail Stop 3628
                                                               May 10, 2021

    Douglas E. Gwin, Jr.
    Assistant Treasurer
    Nissan Auto Receivables Company II LLC
    One Nissan Way
    Franklin, TN 37067

            Re:   Nissan Auto Receivables Company II LLC
                  Registration Statement on Form SF-3
                  Filed May 7, 2021
                  File No. 333-255899

    Dear Mr. Gwin:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
    551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Timothy Hauck, Esq.
            Nissan Motor Acceptance Company LLC

            Angela M. Ulum, Esq.
            Mayer Brown LLP